Kimberly Broder (212) 756-2226 Kimberly.Broder@srz.com

March 22, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.

Washington, D.C. 20549
Attn: David Manion

Re: Sarbanes-Oxley Review of Saba Capital Income and Opportunities Fund

Dear Mr. Manion:

Thank you for your oral comments provided on February 12, 2024, regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report to shareholders of the Saba Capital Income and Opportunities Fund (the “Fund”) for the fiscal year ended October 31, 2023. The Fund has considered your comments and has authorized us to make the responses. Your comments are summarized below to the best of our understanding, followed by the Fund’s responses.

1.	Comment: Please confirm that the answers that were cited for Item 4(e)(2) of Form N- CSR are accurate.

Response: The Fund confirms that the answers that were cited for Item 4(e)(2) of Form N- CSR are accurate.

2.	Comment: Item 7 is missing information regarding policies and procedures related to conflicts of interest on proxy voting. In future filings, please confirm that Item 7 meets the requirements of Form N-CSR.

Response: The Fund will include in Item 7 all required information, including policies and procedures related to conflicts of interest on proxy voting, in future filings.

3.	Comment: Please confirm that the Fund continues to maintain its status as non-diversified under Section 13(a)(1) of the Investment Company Act of 1940. Please note that if the Fund is operating as diversified for more than 3 years, a shareholder vote is required to change to non-diversified.

Response: The Fund confirms that it continues to maintain its status as non-diversified under Section 13(a)(1) of the Investment Company Act of 1940.

4.	Comment: Please confirm that Item B.23 of Form N-CEN is answered correctly in future filings.

Response: The Fund confirms that Item B.23 of Form N-CEN will be answered correctly in future filings.

5.	Comment: Please ensure that the Fund uses the most updated forms available in future filings.

Response: The Fund will ensure that it will use the most updated forms available for future filing.

6.	Comment: Please confirm whether any of the term loans held by the Fund have unfunded commitments as of year-end. Also, please discuss the accounting for term loans and unfunded commitments and include any necessary references to US GAAP.

Response: The Fund confirms that none of the term loans held by the Fund have unfunded commitments as of year-end. Term loans held by the Fund are accounted for in accordance with ASC 820 and included in the investments held in securities section of the balance sheet. Further, Footnotes 2A, 2B and 3 describe the Fund’s accounting treatment for loans which are in accordance with US GAAP.

7.	Comment: Please include any accounting policies for cash in the financial statements – this is a requirement as the Fund is leveraged.

Response: To the extent that the Fund uses cash and debit balances for trading and margin purposes (i.e., leverage), the accounting policies followed in recording them are discussed in Note 2 in connection with the discussion of derivative instruments and counterparty balances.

8.	Comment: In order to avoid shareholder confusion, please remove non-required ratios from financial highlights or include these as footnotes to financial highlights or notes to financial statements.

Response: To help avoid confusion going forward, the Fund will create a new section labeled “Supplemental Ratios” and include any non-required ratios in that section in future filings. We plan to include this section in a separate table directly following the Financial Highlights section of the Financial Statements.

9.	Comment: Please consider including a footnote to financial highlights that the expense ratio does not include any acquired fund fees.

Response: The Fund will include in future filings a footnote to the financial highlights that acquired fund fees are not included in the expense ratio.

10.	Comment: Please confirm that the amount reported as return of capital in the Statement of Changes in Net Assets is a tax return of capital as required by Regulation S-X. Also, in future reports, please use a caption or something similar, like “Tax Return of Capital.”

Response: The Fund confirms that the amount reported as return of capital in the Statement of Changes in Net Assets is a tax return of capital as required by Regulation S-X. The Fund confirms that it will use the term “Tax Return of Capital” in future filings.

11.	Comment: The following disclosures were missing under the requirements of ASC 815:
a.	Options held by Fund were missing reasons for their usage and volume disclosures.
b.	Futures held by Fund were missing reasons for their usage and volume disclosures.
c.	Total Return Swaps were missing reason for usage.

Please ensure all required disclosures under ASC 815 are included in future reports.

Response: The Fund’s holdings of options, futures and total return swaps were not material in the period covered by the report. The Fund will ensure that the required disclosures of ASC 815 related to the volume and usage of derivatives will be included in future filings, as applicable.

12.	Comment: The Staff notes that certain swaps that paid or received upfront payments are required to be presented at the instrument level at the various swap tables as required by Regulation S-X, Rule 12-13. Please explain why this disclosure has been omitted. In future financial statements, please ensure that these amounts are included at the instrument level.

Response: The Fund confirms it will include the required instrument disclosure in future filings. The Fund’s consolidated schedule of investments includes tables for Total Return Swap Contracts and Credit Default Swap Contracts at the instrument level and includes upfront payments paid/received (see pages 38-39 – column “Upfront Premiums Received / (Paid)”.

13.	Comment: The Fund is not fully complying with the disclosure requirements of ASC 815- 10-50-4K. Please discuss the reasons for this omission and confirm the disclosure required by items under ASC 815 will be included in future reports.

Response: In accordance with ASC 815, the report does contain disclosures related to current status of the payment/performance risk of the CDS in Note 7 (page 60) as well disclosures relating to counterparty risk on Derivative Assets and Liabilities in Note 2 (pages 54-56) of the report which includes CDS. The Fund will ensure all required applicable ASC 815 disclosures are included in future reports.

14.	Comment: In future shareholder reports, please present long total return swaps and short contracts in separate tables in accordance Regulation S-X, Rule 12-13.

Response: The Fund will present the total return swaps, long and short, in separate tables in future filings.

15.	Comment: For any securities held with multiple classes (e.g., money market instruments, certain common stocks in closed end funds) please disclose the specific class of security held in future reports.

Response: The Fund does not hold any such securities. In the future, if applicable, the Fund will disclose the specific class of security held.

16.	Comment: Please disclose a dividend rate, if known, for all preferred stocks held by the Fund as part of the title of the issue as required under Regulation S-X, Rule 12-12.

Response: The Fund does not hold any preferred stocks that pay a dividend. Additionally, the preferred stocks that the Fund does hold are disclosed as non-income producing in the Consolidated Schedule of Investments.

17.	Comment: Please ensure that the Growth of $10,000 chart meets requirements of Form N- 2 in future shareholder reports.

Response: The Fund will ensure the chart meets the requirements of Form N-2 in future filings.

18.	Comment: In future shareholder reports please define “annualized volatility” related to the caption in the annual return table. Also, please include superscripts to the benchmarks referred to in the table by footnote 2—the superscript “2” is currently on the word “security” instead.

Response: The Fund will define “annualized volatility” related to the caption in the annual return table and include the requested superscripts in future filings.

We hope the foregoing responses adequately address the SEC staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (212) 756-2226.

Sincerely,

Kimberly Broder